PRICING SUPPLEMENT
Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-133007
Dated February 17, 2009



Optimization

Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Index

Tactical Strategies for Flat or Bullish Markets
HSBC USA Inc. $2,102,550 Securities linked to the S&P 500® Index, due August 18, 2010

Investment Description

Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Index, are notes issued by HSBC USA Inc., which we refer to as the "securities". The securities are designed for investors who want to express a neutral or bullish view of the S&P 500® Index (the "index"). If the closing level of the index on any quarterly observation date is at or above the index starting level, the securities will be called for an annualized return of 27.30%. If the securities are not called, at maturity you will receive your principal amount unless the closing level of the index is below the trigger level on the final valuation date, in which case, at maturity you will receive a payment equal to the principal amount of your securities reduced by 1 percent for each 1 percent of any negative percentage return of the index. **Investing in the securities involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the securities to maturity. Any payment on the securities, including any principal protection feature, is subject to the creditworthiness of the issuer. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.**

Features

❑ **Tactical Investment Opportunity:** If you believe the index will appreciate over the term of the securities but are unsure about the exact timing or magnitude of the appreciation, the securities provide an opportunity to generate returns based on this market view. The securities will be automatically called for par plus the call return if the closing level of the index on any observation date is equal to or greater than the closing level of the index on the trade date. If the securities are not called, investors will have downside market exposure to the index at maturity, subject to the contingent protection feature.

❑ **Contingent Protection Feature:** If you hold the securities to maturity and the index does not close below the trigger level on the final valuation date, you will receive at least 100% of your principal, subject to the creditworthiness of the issuer. If the index closes below the trigger level on the final valuation date, your investment will be fully exposed to any negative index returns.

Key Dates

Trade Date	February 12, 2009
Settlement Date	February 18, 2009
Final Valuation Date[1]	August 12, 2010
Maturity Date[1]	August 18, 2010

[1] Subject to postponement in the event of a market disruption event.

Security Offerings

We are offering the securities, which are linked to the performance of the index, at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

Index	Call Return	Index Starting Level	Trigger Level	CUSIP	ISIN
S&P 500® Index	27.30%	835.19	668.15	4042EP693	US4042EP6931

See "Additional Information about HSBC USA Inc. and the Securities" on page 2. The securities offered will have the terms specified in the accompanying base prospectus dated April 5, 2006, the accompanying prospectus supplement dated October 12, 2007, the accompanying prospectus addendum dated December 12, 2007 and the terms set forth herein. See "Key Risks" on page 6 of this pricing supplement and the more detailed "Risk Factors" beginning on page S-3 of the accompanying prospectus supplement for risks related to the securities and the index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The securities will not be listed on any U.S. securities exchange or quotation system. See "Supplemental Plan of Distribution" on page 11 for distribution arrangement.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$10.00	$0.15	$9.85
Total	$2,102,550.00	$31,538.25	$2,071,011.75

CALCULATION OF REGISTRATION FEE

TITLE OF CLASS OF SECURITIES OFFERED	MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE [2]
Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Index	$2,102,550.00	$82.63

[2] Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended

UBS Financial Services Inc.   **HSBC USA Inc.**

Additional Information about HSBC USA Inc. and the Securities

This pricing supplement relates to the offering of securities linked to the index identified on the cover page. The index described in this pricing supplement is a reference asset as defined in the prospectus supplement (defined below), and these securities being offered are "notes" for purposes of the prospectus supplement. As a purchaser of a security you will acquire an investment instrument, the return on which is linked to the index. Although the offering of securities relates to the index identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the index, or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 5, 2006, the prospectus supplement dated October 12, 2007 and the prospectus addendum dated December 12, 2007. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this pricing supplement and in "Risk Factors" beginning on page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

HSBC USA Inc. has filed a registration statement (including a prospectus, prospectus addendum and prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus addendum and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum and prospectus supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ♦ Prospectus supplement dated October 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407053900/v090138_424b2.htm
- ♦ Prospectus addendum dated December 12, 2007:
  www.sec.gov/Archives/edgar/data/83246/000114420407067025/v096997_424b2.htm
- ♦ Prospectus dated April 5, 2006:
  www.sec.gov/Archives/edgar/data/83246/000110465906022455/a05-22289_1s3asr.htm

As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated October 12, 2007, references to the "prospectus addendum" mean the prospectus addendum dated December 12, 2007 and references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated April 5, 2006.

Investor Suitability

The securities may be suitable for you if:

- ♦ You believe the closing level of the index will not be below the trigger level on the final valuation date, and you are willing to lose up to 100% of your principal if the securities are not called and the closing level of the index falls below the trigger level on the final valuation date.
- ♦ You believe the closing level of the index will be at or above the index starting level on any observation date, including the final valuation date.
- ♦ You believe the index will remain stable for the term of the securities and will close at or above the index starting level on the final valuation date.
- ♦ You are willing to hold securities that will be called on any observation date on which the level of the index closes at or above the index starting level, or you are otherwise willing to hold the securities to maturity.
- ♦ You are willing to make an investment whose return is limited to the pre-specified return on call date, a return based upon an annualized return of 27.30%.
- ♦ You do not seek current income from this investment.
- ♦ You do not seek an investment for which there is an active secondary market.
- ♦ You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- ♦ You believe the closing level of the index will be below the trigger level on the final valuation date.
- ♦ You believe stock prices of the companies comprising the index will decrease during the term of the securities.
- ♦ You seek an investment that is 100% principal protected.
- ♦ You are not willing to make an investment in which you could lose up to 100% of your principal amount.
- ♦ You seek an investment whose return is not limited to the pre-specified return on call date, an annualized return of 27.30.
- ♦ You seek an investment for which there will be an active secondary market.
- ♦ You are unable or unwilling to hold securities that will be called on any observation date on which the closing level of the index is at or above the index starting level, or you are otherwise unable or unwilling to hold the securities to maturity.
- ♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- ♦ You seek current income from your investment.
- ♦ You do not seek exposure to the index.
- ♦ You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

The suitability considerations identified above are not exhaustive. Whether or not the securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the securities in light of your particular circumstances. You should also review "Key Risks" on page 6 and "Risk Factors" on page S-3 of the prospectus supplement.

Final Terms

Issuer	HSBC USA Inc. (Aa3/AA-/AA)[1]
Principal Amount	$10 per security (subject to a minimum purchase of 100 securities or $1,000).
Term	18 months, unless earlier called.
Index	S&P 500® Index (Ticker: SPX)
Call Feature	The securities will be called if the closing level of the index on any observation date is at or above the index starting level.
Observation Dates	On or about May 12, 2009, August 12, 2009, November 12, 2009, February 12, 2010, May 12, 2010, and August 12, 2010 (the final valuation date), subject to postponement in the event of a market disruption event.
Call Settlement Dates	With respect to the first five call settlement dates, three business days following the applicable observation date, and with respect to the final call settlement date, four business days following the final observation date (the final valuation date.
Return on Call Date	If the securities are called, on a call settlement date, investors will receive a cash payment per $10 principal amount of securities equal to the call price for the applicable observation date. The return on call date will be based upon an annualized return of 27.30%.

Observation Date	Return on Call Date	Call Price (per $10.00 security)
May 12, 2009	6.83%	$10.68
August 12, 2009	13.65%	$11.37
November 12, 2009	20.48%	$12.05
February 12, 2010	27.30%	$12.73
May 12, 2010	34.13%	$13.41
Final Valuation Date (August 12, 2010)	40.95%	$14.10

Payment at Maturity (per $10 security)	**If the securities are not called and the index ending level is not below the trigger level**, you will receive a cash payment on the maturity date equal to $10 per $10 principal amount of securities.[2] **If the securities are not called and the index ending level is less than the trigger level**, you will receive a cash payment on the maturity date equal to: $10 × (1 + index return); **In this case, you may lose all or a substantial portion of your principal amount, depending on how much the level of the index decreases during the term of the securities.**
Index Return	$$\frac{\text{index ending level} - \text{index starting level}}{\text{index starting level}}$$
Trigger Level	668.15, representing 80.00% of the index starting level.
Index Starting Level	835.19, which represents the closing level of the index on the trade date.
Index Ending Level	The closing level of the index on the final valuation date.
Closing Level	The closing level on any scheduled trading day will be the closing level of the index as determined by the calculation agent based upon determinations with respect thereto made by the reference sponsor and displayed on

Determining Payment Upon Call or at Maturity



Was the closing level of the index on any valuation date at or above the index starting level?

Yes → You will receive the call price for the applicable observation date as described under "Indicative Terms—Return on Call Date" The call price is based on the call return.

No ↓

Was the index ending level below the trigger level?

No → At maturity, you will receive your principal of $10 per security.

Yes ↓

Determine the index return

At maturity, you will receive your principal reduced by the percentage decrease in the level of the index from the index starting level to the index ending level, calculated as follows:

$10 x (1 + index return)

In this scenario, you could lose some or all of your principal amount, depending on how much the level of the index decreases during the term of the securities.

Your securities are not fully principal protected. If the securities are not called and the index ending level is less than the trigger level, the contingent protection is lost and your principal amount will be fully exposed to a loss resulting from any decrease in the level of the index.

---

[1] HSBC USA Inc. is rated Aa3 by Moody's, AA- by Standard & Poor's and AA by Fitch Ratings. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the securities is dependent upon factors in addition to our ability to pay our obligations under the securities, such as the index ending level, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the securities.

2 Principal protection is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

What are the tax consequences of the securities?

You should carefully consider, among other things, the matters set forth in the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement. This summary supplements the section "Certain U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith. This summary does not address the tax consequences that may be relevant to persons that own in the aggregate, directly or indirectly (including by reason of investing in the securities) more than 5% of any entity included in the index.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and any gain recognized on the taxable disposition of the security that is held for more than a year at the time of disposition would, except as provided below, generally be treated as long-term capital gain. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to securities that are treated as pre-paid cash-settled forward or other executory contracts.

If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the reference asset and their tax advisors as to the possibility that one or more of the entities included in the reference asset is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their note.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of notes with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. Indeed, the risk that the securities would be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before the receipt of any cash) and short-term capital gain (even if held for a period longer than one year), is higher than with other non-principal-protected equity-linked securities. Alternatively, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Hypothetical Scenario Analysis and Examples at Maturity

The below scenario analysis and examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the index relative to its index starting level. We cannot predict the index ending level or the closing level of the index on any scheduled trading day during the term of the securities, including the observation dates. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the index. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment at maturity per $10.00 on a hypothetical offering of the securities, based on the following assumptions (actual index starting level, trigger level, returns on call dates and call prices for the securities will be set on the trade date):

Investment term:	18 months (unless earlier called)
Index starting level:	835.19
Trigger level:	668.15 (80% of the index starting level)

Observation Dates	Return on Call Date	Call Price
May 12, 2009	6.83%	$10.68
August 12, 2009	13.65%	$11.37
November 12, 2009	20.48%	$12.05
February 12, 2010	27.30%	$12.73
May 12, 2010	34.13%	$13.41
August 12, 2010	40.95%	$14.10

Example 1—The index closes at 866.51 on the first observation date – the securities are called.

Because the closing level of the index on the first observation date (May 12, 2009) is at or above the index starting level, the securities are automatically called at the applicable call price of $10.68 per security, representing a 6.83% return on the securities. As long as the index closes at or above the index starting level on any of the six observation dates, you will receive the applicable call price, regardless of the performance of the index on any other day during the term of the securities.

Example 2— The index closes at 887.39 on the final valuation date – the securities are called.

Because (i) the closing level of the index on the first five observation dates is below the index starting level and (ii) the closing level of the index on the final valuation date is above the index starting level, the securities are automatically called at the applicable call price of $14.10 per security, representing a 40.95% return on the securities.

Example 3— The index closes below the index starting level on all six observation dates and on the final valuation date it closes at 730.79 – the securities are NOT called.

Because the closing level of the index on all six observation dates is below the index starting level, the securities are not automatically called. Furthermore, because the index ending level is greater than the trigger level of 668.15, you will receive the principal amount at maturity of $10.00 per security (a return of zero percent).

Example 4— The index closes below the index starting level on all six observation dates. In addition, the index ending level of 626.39 is less than the trigger level – the securities are NOT called.

Because the closing levels of the index on all six observation dates are each below the index starting level, the securities are not automatically called. Furthermore, because the index ending level is less than the trigger level, the contingent principal protection is lost and your principal is fully exposed to any decrease in the index ending level relative to the index starting level on the final valuation date. Therefore you will suffer a loss on the securities of 25.00%. Expressed as a formula:

index return = (626.39-835.19)/835.19 = -25%

payment at maturity = $10 x [100% + -25%)] = $7.50

In this example, you would lose some of your principal amount at maturity.

If the index ending level is less than the trigger level, the contingent protection feature is lost and you are fully exposed to any loss resulting from the decrease in the level of the index and you could lose some or all of your principal at maturity.

Key Risks

An investment in the securities involves significant risks. Some of the risks that apply to the securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the securities generally in the "Risk Factors" section of the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the securities.

- ♦ Contingent Principal Protection Only Applies if You Hold the Securities to Maturity – You should be willing to hold your securities to maturity. The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities to us, our affiliates or any party in the secondary market prior to maturity, if at all, may be at a substantial discount from the principal amount of the securities, even in cases where the level of the index has increased since the trade date.
- ♦ Contingent Principal Protection Applies Only in Limited Circumstances and Otherwise You May Lose Up to 100% of Your Initial Investment – Your principal amount will be protected only if the securities are called pursuant to the call feature or the index ending level is greater than or equal to the trigger level. The securities differ from ordinary debt securities in that we may not pay you 100% of the principal amount of your securities if the securities are not called and the index ending level is less than the trigger level. In that event, the contingent protection will be lost and, at maturity, you will be fully exposed to any loss resulting from the decrease in the level of the index. **Accordingly, you may lose up to 100% of your principal amount.**
- ♦ Limited Return on the Securities – Your potential gain on a $10 principal amount of securities will be limited to the call price applicable for an observation date (less the $10 initial investment), regardless of the appreciation in the level of the index, which may be significant. Similarly, because the determination of whether the securities will be called will be based on the closing level of the index on a limited number of observation dates prior to the maturity date, and because, if the securities are not called, the index ending level will be based on the closing level of the index on the final valuation date, your return may be adversely affected by a sudden or temporary decrease in the closing level of the index on any or all of the observation dates. Conversely, you will not benefit from higher closing levels of the index at any time during the term of the securities other than on the observation dates. As a result, you may receive a lower return on the securities than you would receive if you were to invest in the stocks comprising the index.
- ♦ No Assurances of a Flat or Bullish Environment - While the securities are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your securities.
- ♦ Lack of Liquidity – The securities will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to purchase the securities in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the securities and you may, therefore, have to sell your securities at a significant discount.
- ♦ Impact of Fees on Secondary Market Prices – Generally, the price of the securities in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the securities.
- ♦ Reinvestment Risk - If your securities are called early, the holding period over which you would receive the per annum return of 27.30% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are called prior to the maturity date.
- ♦ No Interest – As a holder of the securities, you will not receive interest payments.
- ♦ Credit of Issuer – The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the securities, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the securities.
- ♦ Owning the Securities is Not the Same as Owning the Stocks Underlying the Index – The return on your securities may not reflect the return you would realize if you actually owned the stocks included in the index. As a holder of the securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of stocks included in the index would have.
- ♦ Potentially Inconsistent Research, Opinions or Recommendations by HSBC – HSBC, UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the securities; and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the index or the price of the stocks included in the index, and therefore, the market value of the securities.
- ♦ Potential HSBC Impact on Price – Trading or transactions by HSBC or its affiliates in the stocks comprising the index or in futures, options, exchange-traded funds or other derivative products on stocks comprising the Index, may adversely affect the market value of the stocks comprising the Index, the level of the index, and, therefore, the market value of your securities.
- ♦ Potential Conflict of Interest – HSBC and its affiliates may engage in business with the issuers of the stocks comprising the index (the "underlying stock issuers"), which may present a conflict between the obligations of HSBC and you, as a holder of the securities. The calculation agent, who is the issuer of the securities, will determine the payment at maturity based on the observed index ending level. The calculation agent can postpone the determination of the closing level of the index on a observation date and the corresponding call settlement date if a market disruption event exists on such observation date. Furthermore, the calculation agent can postpone the determination of the index ending level or the maturity date if a market disruption event occurs and is continuing on the final valuation date.
- ♦ Price Prior to Maturity — The market price of the securities will be influenced by many unpredictable factors including the level of the index, volatilities, dividends, the time remaining to maturity of the securities, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of HSBC.
- ♦ The Securities are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction – The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full

payment at maturity of the securities. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

♦ **Uncertain Tax Treatment –** There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain, as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, it would be reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes, and in the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, it is reasonable to treat the securities in accordance with this approach. Pursuant to that approach, any gain recognized on the sale, exchange, maturity, or other taxable disposition of the securities that is held for one year or less at the time of disposition would generally be treated as short-term capital gain, and, except as provided below, generally, any gain recognized on the taxable disposition of the note that is held for more than a year at the time of disposition would be treated as long-term capital gain. See "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to notes that are treated as pre-paid cash-settled forward or other executory contracts. If one or more of the entities included in the reference asset are treated as a REIT, partnership or trust, or PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, it is possible that the note will be subject to the "constructive ownership" rules of section 1260 of the Code. If so, the portion of any gain that relates to a pass-thru entity that would otherwise be treated as long-term capital gain recognized on the sale, exchange, maturity, or other taxable disposition of the notes could be treated as ordinary income and subject to an interest charge. Prospective investors in the notes should consult the offering documents for the entities included in the reference asset and their tax advisors as to the possibility that one or more of the entities included in the reference asset is treated as a REIT, a partnership or trust, or a PFIC for U.S. federal income tax purposes, or otherwise as a "pass-thru entity" for purposes of section 1260 of the Code, and section 1260 applies to their note. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the securities, other characterizations and treatments are possible and the timing and character of income in respect of the securities might differ from the treatment described above. Under one approach, each note would be treated as a put option written by you (the "Put Option") that permits us to "cash settle" the Put Option (i.e., require you to pay us at the maturity date the difference between the Deposit and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the principal amount you invested (the "Deposit") to secure your potential obligation under the Put Option, and the Deposit would be treated as issued with original issue discount for U.S. federal income tax purposes, as described in the prospectus supplement under the heading "Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit." Indeed, the risk that this characterization and treatment would prevail over the treatment of the securities as a pre-paid cash-settled executory contract (as described above) is greater than with other non-principal protected equity-linked notes. Alternatively, the securities could be treated as debt instruments that are "contingent payment debt instruments" for federal income tax purposes. See "Certain U.S. Federal Income Tax Considerations — Contingent Payment Debt Instruments" in prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or prepaid forward contract (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder of a note is required to accrue income in respect of the securities prior to the receipt of payments under the securities or their earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of the securities as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder of the securities could be subject to U.S. withholding tax in respect of the securities. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the federal income tax treatment of the securities.

For a more complete discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations".

Market Disruption Event

If an observation date or the final valuation date is not a scheduled trading day, then such observation date or the final valuation date, respectively, will be the next scheduled trading day. If a market disruption event (as defined below) exists on an observation date or the final valuation date, then such observation date or the final valuation date, respectively, will be the next scheduled trading day for which there is no market disruption event. If a market disruption event exists with respect to an observation date or the final valuation date on five consecutive scheduled trading days, then that fifth scheduled trading day will be an observation date or the final valuation date (as applicable), and the closing level on such observation date or the index ending level (as applicable) will be determined by the calculation agent by means of the formula for and method of calculating the index which applied just prior to the market disruption event, using the relevant exchange traded or quoted price of each stock in the index (or a good faith estimate of the value of a stock in the index which is itself the subject of a market disruption event). If an observation date is postponed, then the corresponding call settlement date will also be postponed until the third business day following the postponed observation date. If the final valuation date is postponed, then the maturity date will also be postponed until the fourth business day following the postponed final valuation date.

"Market disruption event" means any scheduled trading day on which any relevant exchange or related exchange fails to open for trading during its regular trading session or on which any of the following events has occurred and is continuing which the calculation agent determines is material:

(i) any suspension of or limitation imposed on trading by any relevant exchanges or related exchanges or otherwise, (A) relating to any stock included in the index or (B) in futures or options contracts relating to the index on any related exchange; or

(ii) any event (other than any event described in (iii) below) that disrupts or impairs the ability of market participants in general (A) to effect transactions in, or obtain market values for any stock included in the index or (B) to effect transactions in, or obtain market values for, futures or options contracts relating to the index on any relevant related exchange; or

(iii) the closure on any scheduled trading day of any relevant exchange or any related exchange prior to its scheduled closing time (unless the earlier closing time is announced by the relevant exchange or related exchange at least one hour prior to the earlier of (A) the actual closing time for the regular trading session on the exchange and (B) the submission deadline for orders to be entered into the relevant exchange or related exchange for execution at the close of trading on that day).

"Related exchange" means each exchange or quotation system on which futures or options contracts relating to the index are traded, or any successor or temporary substitute for such exchange or quotation system (provided we have determined, for a substitute exchange or quotation system, that liquidity on such substitute is comparable to liquidity on the original related exchange) where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the index.

"Relevant exchange" means the primary exchange or quotation system for any stock then included in the index.

"Scheduled closing time" means the scheduled weekday closing time of the relevant exchange or related exchange, without regard to after hours or any other trading outside of the regular trading session hours.

"Scheduled trading day" means any day on which all of the relevant exchanges and related exchanges are scheduled to be open for trading for their respective regular trading sessions.

This pricing supplement is not an offer to sell and it is not an offer to buy the index or stocks comprising the index. All disclosures contained in this pricing supplement regarding the index, including its make-up, performance, method of calculation, and changes in its components, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the index or stocks comprising the index contained in this pricing supplement. You should make your own investigation into the index as well as stocks included in the index. The index sponsor has no obligation to continue to publish, and may discontinue publication of, the index. The index sponsor may discontinue or suspend the publication of the index at any time.

Neither we nor any affiliate makes any representation that any publicly available information regarding the index sponsor is accurate or complete. For more information, we urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index (the "index")

We have derived all information relating to the Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the index at any time.

Standard & Poor's ("S&P") publishes the index.

The index is capitalization weighted and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of February 12, 2009, 411 companies, or 82.20% of the constituents in the index, traded on the New York Stock Exchange (the "NYSE") and 89 companies, or 17.60% of the constituents in the index, traded on The NASDAQ Global Select Market or the NASDAQ Global Market (collectively, the "NASDAQ"). S&P chooses companies for inclusion in the index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange (the "NYSE"), which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the index with the number of companies included in each group, as of February 12, 2009, indicated in parentheses: Industrials (59), Utilities (34), Telecommunication Services (9), Materials (29), Information Technology (75), Energy (39), Consumer Staples (40), Consumer Discretionary (80), Health Care (54) and Financials (81). Changes in the index are reported daily in the financial pages of many major newspapers, on the Bloomberg Professional® service under the symbol "SPX" and on S&P website (http://www.spglobal.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The index does not reflect the payment of dividends on the stocks included in the index.

Computation of the index

S&P currently computes the index as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the index.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the index, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the index and an index component's market value.

License Agreement with S&P:

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in financial products generally or in the securities particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the securities. S&P has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the securities, prices at which the securities are to initially be sold, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

The graph below illustrates the performance of the index from 1/1/99 to 2/12/09 as reported on the Bloomberg Professional® service. The historical levels of the index should not be taken as an indication of future performance.



The closing level of the index on February 12, 2009 was 835.19.

Certain ERISA Considerations

We urge you to read and consult "Certain ERISA Considerations" section in the Prospectus Supplement.

Discontinuance or Modification of the Index

If the reference sponsor (as defined below) discontinues publication of or otherwise fails to publish the index on any day on which the index is scheduled to be published and the reference sponsor or another entity publishes a successor or substitute index that the calculation agent determines to be comparable to the discontinued index (the comparable index, the "successor index"), then that successor index will be deemed to be the index for all purposes relating to the securities, including for purposes of determining whether a market disruption event exists. Upon any selection by the calculation agent of a successor index, the calculation agent will furnish written notice to us and the holders of the securities.

If the index is discontinued or if the reference sponsor fails to publish the index and the calculation agent determines that no successor index is available at that time, then the calculation agent will determine the applicable closing level using the same general methodology previously used by the reference sponsor. The calculation agent will continue to make that determination until the earlier of (i) the final valuation date or (ii) a determination by the calculation agent that the index or a successor index is available. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

If at any time the method of calculating the index or a successor index, or the level thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that, in the determination of the calculation agent, the level of that index does not fairly represent the level of the index or successor index that would have prevailed had those changes or modifications not been made, then the calculation agent will make the calculations and adjustments as may be necessary in order to determine a level comparable to the level that would have prevailed had those changes or modifications not been made. If, for example, the method of calculating the index or a successor index is modified so that the level of that index is a fraction of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a level of the index or successor index as if it had not been modified. In that case, the calculation agent will furnish written notice to us and the holders of the securities.

Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of, and trading in, the securities.

"Reference sponsor" means Standard and Poor's, a division of The McGraw-Hill Companies, Inc.

Events of Default and Acceleration

If the calculation agent determines that the securities have become immediately due and payable following an event of default (as defined in the prospectus) with respect to the securities, the calculation agent will determine the accelerated payment at maturity due and payable in the same general manner as described in "Indicative Terms" in this pricing supplement. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the accelerated index return. If a market disruption event exists with respect to the index on that scheduled trading day, then the accelerated final valuation date for the index will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will be the fourth business day following the accelerated final valuation date.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the prospectus.

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. (the "Agent"), and the Agent has agreed to purchase, all of the securities at the price indicated on the cover of this pricing supplement, which will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the securities. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount set forth on the cover of this pricing supplement to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.